EXHIBIT 12

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

	12/25/2004	12/25/2003	9/25/2004	9/25/2003	9/25/2002	9/25/2001	9/25/2000
Earnings
Income (loss) before income taxes	$133,328	$686,178	$164,200	$855,927	$137,716	$(436,540)	$(2,168,006)
Fixed charges	1,764,896	1,557,455	6,616,945	5,529,556	4,435,335	4,138,894	3,171,970

Earnings	$1,898,224	$2,243,633	$6,781,145	$6,385,483	$4,573,051	$3,702,354	$1,003,964

Fixed charges
Interest expense	$1,534,718	$1,390,870	$5,848,428	$4,919,059	$3,972,801	$3,237,241	$2,358,129
Estimated interest within rental expense	230,178	166,585	768,517	610,497	462,534	901,653	813,841

Fixed charges	$1,764,896	$1,557,455	$6,616,945	$5,529,556	$4,435,335	$4,138,894	$3,171,970

Ratio of earnings to fixed charges	1.08	1.44	1.02	1.15	1.03	(1)	(1)

(1)	Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $436,540 and $2,168,006 for the years ended September 25, 2001 and 2000, respectively.